

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

David Stasse
Chief Financial Officer
Trinseo PLC
440 East Swedesford Road, Suite 301
Wayne, PA 19087

> **Re: Trinseo PLC**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-36473**

Dear David Stasse:

We have reviewed your June 5, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

Form 10-K for the Year Ended December 31, 2023

Financial Statements, page F-1

1.   We note your response to comment 1. Please provide us with the calculations and corresponding explanations which led to your determination that Americas Styrenics LLC was not significant in any period presented pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X.

David Stasse
Trinseo PLC
June 7, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services